August 22, 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 15, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 2 to the Registration Statement on Form S-4, together with a copy that is marked to show the changes from the initial filing.

General

Staff Comment:

1. We note your responses to comments one and 30 of our letter dated July 16, 2008. Please provide a more detailed discussion of how the company plans to fund its acquisition plans in the near future. Based on revised disclosure on page 50, it appears that the expansion plans that were reflected in China Water’s projections contemplate doubling revenues from 2007 to 2008. Please revise risk factors, the discussion of China Water’s business, and the background of the merger accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested disclosure in the sections entitled “Risk Factors” on pages 25-26, “The Merger – The Heckmann Board of Directors’ Recommendations and Reasons for the Merger” on page 52, “The Merger – The China Water Board of Directors’ Reasons for the

Heckmann Corporation

August 22, 2008

Merger” on page 57, and “China Water Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” on page 105.

Staff Comment:

2. In this regard, please disclose the “business acquisitions that are contemplated to be made by China Water,” as disclosed on page 50.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to clarify that the “business acquisitions that are contemplated to be made by China Water,” that are referred to on page 52 are the Grand Canyon acquisition, which has since occurred, and the other acquisitions disclosed in the sections entitled “Summary – The Parties – China Water” on page 3 and “China Water Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” on page 104.

Cover page

Staff Comment:

3. We note your response to comment four of our letter dated July 16, 2008. Please revise to expand the discussion of aggregate purchase price to separately discuss the earn-outs and contingent payments.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on the cover page of the Proxy Statement/Prospectus to separately discuss the purchase price and the contingent payments.

Summary, page 1

Staff Comment:

4. We note your response to comment eight of our letter dated July 16, 2008 and reissue the comment in part. Please quantify the approximate Heckmann and China Water ownership percentages in the combined company assuming that 29.99% of Heckmann’s shareholders will seek conversion rights. Also, please provide a graphical representation of the combined entity, similar to the graphical depiction of China Water on page 91.

Heckmann Corporation

August 22, 2008

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested disclosure in new sections entitled “Summary – Ownership and Structure of Heckmann Following the Merger” on page 7 and “The Merger – Ownership and Structure of Heckmann Following the Merger” on pages 62-63.

Staff Comment

5. We note your response to prior comment five. Please revise to describe in quantitative and qualitative terms the “de minimis public float” and average trading volume of China Water. Also, with a view to disclosure, advise us of the premium or discount to China Water’s share price on May 19, 2008 that 0.8 of a Heckmann share represented.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on the cover page to the Proxy Statement/Prospectus and on page 45, to describe in quantitative and qualitative terms China Water’s public float (which is believed to be about 150,000 shares out of 111,400,000 outstanding shares on a fully diluted basis) and minimal trading volume (according to information obtained from www.pinksheets.com, an average daily trading volume of approximately 4,100 shares between May 30, 2007, the date of China Water’s reverse merger, and May 19, 2008, the date of the merger agreement). As disclosed on the cover page of the Proxy Statement/Prospectus, the average closing price of Heckmann common stock during the five-day trading period beginning two days before the announcement of the merger on May 20, 2008 was $7.77, and 0.8 of a Heckmann share represented $6.21 in value for each share of China Water common stock, a discount of 36.3% to the closing price of China Water common stock on May 19, 2008 (which was $9.75 on volume of 3,023 shares). In response to the Staff’s comment, the Company has amended the Registration Statement on the cover page of the Proxy Statement/Prospectus to describe the discount that 0.8 of a Heckmann share represented as of the date of the merger agreement.

Risk Factors, page 24

Staff Comment

6. We note your response to prior comment 14. Please revise the second risk factor on page 37 to quantify the insiders’ interests assuming current trading prices and consummation of the merger.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 38-39 to provide for the requested disclosure. Based on the trading price of the Company’s common stock as of August 15, 2008 ($10.11), the aggregate value of Company common stock and warrants owned by the Company founders, less the aggregate exercise price of their warrants, is approximately $220.7 million. The actual amounts relating to this calculation will be filled in as of the latest practicable date prior to the printing of the Proxy Statement/Prospectus.

Heckmann Corporation

August 22, 2008

The Merger, page 41

Background of the Merger, page 41

Staff Comment:

7. We note your response to comment 18 of our letter dated July 16, 2008. Please briefly describe the types of entities with which the company entered into nondisclosure agreements. Also, please revise to expand on your reference to the “one proposed merger” and farther clarify the reasons Heckmann did not pursue it.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 43 to provide the requested disclosure.

Staff Comment:

8. We note your response to comment 24 of our letter dated July 16, 2008. Please clarify whether the newly anticipated acquisitions cause a dilutive effect on China Water’s earnings per share.

Company Response:

The Company acknowledges the Staff’s comment and advises that, as discussed under Staff Comment No. 1 above, the Company anticipates having sufficient cash on hand to pay for the proposed acquisitions. Accordingly, it does not believe that any of such acquisitions will have a dilutive effect on China Water’s earnings per share as a result of share issuances.

Staff Comment:

9. We note your response to prior comment 25. Please revise to identify the individuals who would receive funds or other value from any contingent payments, and clarify which of such individuals are anticipated to be affiliated with the combined company after the merger.

Company Response:

In response to the Staff’s comment, the Company advises the Staff as follows:

•	All potential recipients of funds or other value under the conversion agreement, together with the amounts each would receive if the contingent payment is made, are identified

Heckmann Corporation

August 22, 2008

on Schedule A to Annex F of the Proxy Statement/Prospectus included in the Registration Statement. Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P., if their holdings of Heckmann common stock are aggregated, would, on a combined basis, own 11.56% of the combined company after the merger, assuming 62,749,926 shares of Heckmann common stock are issued in the merger, and further assuming that none of Heckmann’s public stockholders owning shares issued by Heckmann in its initial public offering vote against the merger and exercise their conversion rights. However, pursuant to a Schedule 13G filed on August 6, 2007 by Pinnacle China Fund, L.P., The Pinnacle Fund, L.P. and Barry M. Kitt pursuant to a joint filing agreement, Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P. disclaim aggregation.

•

All potential recipients of funds or other value under the release agreement, together with the amounts each would receive if the contingent payment is made, are identified on Schedule A to Annex E of the Proxy Statement/Prospectus in the Registration Statement. Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P., if their holdings of Heckmann common stock are aggregated, would, on a combined basis, own 11.56% of the combined company after the merger, assuming 62,749,926 shares of Heckmann common stock are issued in the merger, and further assuming that none of Heckmann’s public stockholders owning shares issued by Heckmann in its initial public offering vote against the merger and exercise their conversion rights. However, pursuant to a Schedule 13G filed on August 6, 2007 by Pinnacle China Fund, L.P., The Pinnacle Fund, L.P. and Barry M. Kitt pursuant to a joint filing agreement, Pinnacle China Fund, L.P. and The Pinnacle Fund, L.P. disclaim aggregation.

•

As disclosed in the Registration Statement, including under “The Merger – Interests of China Water’s Management in the Merger” and “The Merger Agreement – Conditions to Completion of the Merger,” the contingent bonus pool will be payable to Mr. Xu and other members of management. Mr. Xu will be an affiliate of the combined company after the merger. The other persons who would be eligible to receive a portion of the contingent bonus pool have not been identified or selected.

The Heckmann Board of Directors’ Recommendations and Reasons for the Merger, page

Staff Comment

10. We note your response to comment 27 of our letter dated July 16, 2008. Please clarify whether each method of valuation was based on a purchase price of $625 million or $755.5 million.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to eliminate the parenthetical in the first paragraph on page 55 that previously referred to the contingent payments in order to clarify that the Company applied the referenced valuation methods to determine the $625 million purchase price for China Water. The amount of the contingent payments payable under the conversion agreement and the release agreement were determined based upon the potential value to the combined company of the waivers, releases, suspensions, and relinquishments of rights provided by the noteholders and private placement investors under such agreements.

Staff Comment:

11. We note in the bullet point on page 48 with the heading “Capitalizing on the strong growth potential of the China Water business,” that you plan to expand your existing

Heckmann Corporation

August 22, 2008

distribution network and leverage your “Darcunk” brand in order to introduce other product offerings, including oxygenated and vitamin enriched water. We also note on page 94, and other places throughout your Form S-4, where you state that within your product lines you bottle oxygenated water. Please clarity whether you have yet to introduce oxygenated water or if you are currently bottling oxygenated water.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to clarify in the first bullet-point on page 51 that the newly offered high oxygen water differs from the previously offered oxygenated water product in that it contains higher levels of oxygen, and by noting that the new high oxygen water product offering was introduced during the second half of 2008.

Staff Comment:

12. Please revise to identify the selected groups of companies that Heckmann used to value China Water’s business.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 53-54 to identify the selected groups of companies that it used to value China Water’s business. The Company notes that these companies were identified in a Current Report on Form 8-K filed by the Company on May 20, 2008.

Staff Comment:

13. We note your response to prior comment 29. On page 54, the company discloses that China Water’s management used “various assumptions and alternative projections,” but later concluded that the “alternative projections were not likely to be achieved.” Please disclose any alternative China Water projections that were submitted to Heckmann. Also, please clarify which projections identified in various places in the prospectus were based on these alternative projections. For example, it is unclear if the projections in the fourth to last bullet point on page 50 relate to the “alternative projections” or the projections described as China Water’s “most realistic estimate of the combined company’s future financial performance.” We may have further comment.

Also, please clarify whether the China Water’s initial counteroffer of a $725 million to $775 million purchase price for its business or the negotiated $130.5 million contingent payment were based on these alternative projections.

Company Response:

In response to the Staff’s comment, the Company has clarified its disclosure on page 53 to disclose the projections it received from China Water and how it made use of such projections.

Heckmann Corporation

August 22, 2008

The Company confirms to the Staff the statement on page 58 that China Water concluded that the alternative projections were not likely to be achieved, and that China Water did not provide these to, or utilize them in the negotiations with, the Company.

Staff Comment:

14. We note your response to comment 31 of our letter dated July 16, 2008. Please provide us with a copy of the “summary memorandum” referenced in your response.

Company Response:

The Company acknowledges the Staff’s comment, but advises the Staff that the summary memorandum referenced in its past response was prepared by its counsel and is subject to attorney-client privilege. The Company does confirm to the Staff that the memorandum simply summarized the terms of the proposed merger agreement and related agreements in a manner that is consistent with the disclosure that is in the Registration Statement under the sections entitled “The Merger Agreement” and “Related Agreements.” No other written materials were distributed to the board in connection with this board meeting. The information set forth in the Company’s Current Reports on Form 8-K filed on May 20, 2008 were the basis for an oral presentation to the Board of the business aspects of the transaction.

Staff Comment:

15. We note your response to comment 32 of our letter dated July 163 2008. Please revise page 53 to clarify the “valuable rights,” which the sophisticated investors waived.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 57 to describe with greater specificity the rights that were waived.

Staff Comment:

16. We note your response to comment 33 of our letter dated July 16, 2008. Please revise the reference to the $7.1 million investment on page 56 to quantify how much it would be worth assuming current market prices and consummation of the offering.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 38 and 60 to quantify how much the shares and warrants held by the Company’s founders would be worth assuming current market prices and consummation of the offering. The actual amounts relating to this calculation will be filled in as of the latest practicable date prior to the printing of the Proxy Statement/Prospectus. The value of the founders’ common stock and warrants as of August 15, 2008 is discussed in the Company’s response to Staff Comment No. 6 above.

Staff Comment:

17. We note your response to prior comment 36 and Exhibit 99.4. Please advise us of the forms a China Water shareholder must provide in order to receive shares or cash and shares. For example must any China Water shareholder obtain a tax identification number to receive shares?

Heckmann Corporation

August 22, 2008

Company Response:

Under the terms of the merger agreement, a China Water stockholder is required to submit an election form prior to the closing of the merger in the form attached as Exhibit 99.4 only if such stockholder desires to receive all cash for such stockholder’s shares or a mixture of cash and Heckmann common stock. A China Water stockholder that does not submit an election form of China Water common stock prior to the closing of the merger, or that submits an election form that is later revoked, will be deemed to have elected to receive Heckmann common stock only. Following the merger, the exchange agent will distribute to China Water stockholders a letter of transmittal pursuant to which they can surrender their China Water certificates in exchange for their selected merger consideration. In response to the Staff’s comment, the Company has updated the disclosure on page 71 to describe the documents that a China Water stockholder must provide and the procedures to be followed in order to receive cash or stock in the merger. The Company has also refiled Exhibit 99.4 to correct some inconsistencies between the form of election previously filed and the merger agreement.

Staff Comment:

18. We note the statement on page 55 indicating no obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Please note that publicly available financial projections that no longer reflect management’s view of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to remove the referenced statement from page 59.

Appraisal Rights: Dissenter’s Rights, page 58

Staff Comment:

19. We note your response to comment 34 of our letter dated July 16, 2008, indicating that appraisal rights have been waived by most stockholders. With a view to disclosure, advise us of the approximate percentage that has waived those rights.

Company Response:

The Company acknowledges the Staff’s comment, and respectfully refers the Staff to the disclosure in the last paragraph under “The Merger – Appraisal Rights; Dissenters’ Rights” beginning on page 64, which states that, after giving effect to the various related agreements, “it is estimated that holders of only approximately 5.0 million, or 5.2%, of the outstanding shares of China Water common stock (on a fully diluted basis) would be able to exercise dissenters’ rights in connection with the merger.” Accordingly, to date, holders of shares representing 94.8% of China Water’s outstanding common stock (on a fully diluted basis) have waived their dissenters’ rights.

Heckmann Corporation

August 22, 2008

Information About Heckmann, page 78

Staff Comment:

20. You state in your response to comment 38 that the revised disclosure on page 81 refers to China Water having “sufficient funds” to seek another acquisition. We could not find this change on page 81 of the amendment.

Company Response:

The Company acknowledges the Staff’s comment, but respectfully notes that prior Staff Comment No. 38 requested that the Company “clarify in qualitative and quantitative terms whether Heckmann has sufficient funds to seek another business combination should its merger with China Water be unsuccessful.” In response to that prior comment, the Company previously added the following two sentences, which appear under the caption “Information About Heckmann – If the Proposed Merger is Not Consummated” on page 87: “In this regard, Heckmann will continue to have all of the cash in its trust account available to use as consideration in another business combination. Heckmann also estimates that it will have in excess of $2.0 million in available funds to pay for its acquisition activities (from the $4.5 million released to Heckmann from the trust to fund its working capital requirements).”

Information about China Water, page 87

Staff Comment:

21. We note your response to comment 41 of our letter dated July 16, 2008. Please clarify whether the $300,000 equipment expense and $10,000 yearly membrane expense represents the company’s total costs for its clarification, pre-filtration, UV radiation, sterilization, oxy-hydrating, and water softening processes.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 101 to disclose that China Water’s annual capital expenditure requirements in respect of adding or replacing the filtration and other equipment are immaterial, but also to reference the disclosures appearing elsewhere in the Proxy Statement/Prospectus concerning its anticipated capital expenditures in respect of its planned plant expansions.

Staff Comment:

22. Please specify the duration of Grand Canyon’s long-term water permit to access the mineral water reserve in Guangzhou, as described on page 95.

Heckmann Corporation

August 22, 2008

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 101 to explain that Grand Canyon’s rights to mineral water arise under a contract with a third party that expires in June 2009. Grand Canyon’s mineral water sales account for less than 10% of its total sales and less than 3% of China Water’s total sales and, therefore, even if the agreement were not renewed, are not material to China Water’s business.

China Water Management’s Discussion and Analysis, of Financial Condition and Results of Operations, page 97

Results of Operations, page 101

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007, page 101

Sales Revenue, page 101

Staff Comment:

23. We note that your total bottled water production increased by 50 million liters or approximately 54% from the first quarter of 2007 to the first quarter of 2008, and that you attribute 65% of this to organic growth arising from the increase in consumer demand, among other reasons. Please describe the reasons why the sales of your bottled water, that were attributed to organic growth, increased significantly more than the 17.5% compound annual growth rate for China (as described on page 48 and 93).

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 107 to disclose that China Water’s sales of bottled water products, attributed to organic growth, increased significantly in the first half of 2008 compared to the first half of 2007 due to its production lines becoming fully automated in the second half of 2007, which allowed it to meet increasing demand for its private-labeled and company-branded products. The 17.5% growth rate refers to a historical industry average growth trend in China and is intended to indicate the general demand for bottled water products in China. It is not necessarily indicative of growth characteristics for any individual company.

Staff Comment:

24. We note that during the three months ended March 31, 2008, part of your revenue consisted of sales of spare PET bottle production. We also note on page 95 that you only produce PET bottles for your own use and do not supply bottles to any third parties. Please revise to clarify your disclosure on the sale of PET bottles in the first quarter of 2008 to indicate whether you supply PET bottles. Tell us who the PET bottles were sold to, and disclose whether you expect to continue selling PET bottles in the future.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 108 to clarify the disclosure concerning the sale of items classified as

Heckmann Corporation

August 22, 2008

“Others.” The other category consists of sales of excess pre-forms and PET raw material. China Water does not sell its empty injection molded PET bottles.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 103

Sales Revenue, page 103

Staff Comment:

25. Please disclose how much of your 359 million liter or 74% volume growth from fiscal year 2006 to 2007 was attributed to organic versus acquisition growth. If the volume growth, attributed to organic growth, increased significantly more man the 17.5% compound annual growth rate for China (as described on page 48 and 93), please describe the reasons why.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 109 to disclose that approximately 65% of the 74% production increase was attributable to organic growth. As discussed in the Company’s response to Staff Comment No. 23 above and also in the amendment to the Registration Statement on page 109, China Water’s production lines became fully automated in the second half of 2007, which further enhanced its organic production capability over the comparable period in 2006. The 17.5% growth rate refers to a historical industry average growth trend in China and is intended to indicate the general demand for bottled water products in China. It is not necessarily indicative of growth characteristics for any individual company.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006, page 103

Results of Operations, page 104

General and Administrative Expenses, page 104

Staff Comment:

26. Please describe in greater detail the $1.6 million bad debt recovery recorded as a reduction of expense in 2007. Specifically, disclose when the balance(s) were written off, the circumstances behind the write-off and subsequent collection of the receivables, and which of your customers) it related to.

Company Response:

In 2007 China Water recovered certain amounts that were written off in 2006 and prior periods. In 2007, China Water also determined that a majority of the balance in allowance for doubtful accounts at December 31, 2006 was not needed at December 31, 2007 based on a change in the estimate of the amounts expected to be recovered due to changes in customer conditions. Accordingly, in 2007 China Water reversed $252,000 out of the total 2006 year end balance in the allowance for doubtful accounts. The offsetting credit was recorded as a reduction to general and administrative expense in 2007.

Heckmann Corporation

August 22, 2008

In addition, during 2007, China Water recovered $255,000 of previously written off loans to unrelated parties, $112,000 of which had been written off in 2006 and $143,000 of which had been written off prior to 2006. Further, during 2007, China Water recovered $1,055,000 of previously written off prepaid costs, $631,000 of which had been written off in 2006 and $424,000 of which had been written off prior to 2006. These recovered prepaid costs related primarily to prepayments made to vendors for machinery and inventory.

The loan and prepaid expense recoveries totaled approximately $1.3 million and were recorded as a reduction to general and administrative expense in 2007. Along with the reversal of the allowance for doubtful accounts of $252,000, a total of approximately $1.6 million was recorded as a reduction to general and administrative expense in 2007.

In response to the Staff’s comment, the Company has amended the Registration Statement on page 110 to disclose that China Water recovered $1.3 million of loans and prepaid costs in 2007, and reversed $252,000 of the allowance for doubtful accounts in 2007 which together reduced general and administrative expense by approximately $1.6 million on 2007.

These write offs were primarily the result of actions taken in 2006 and earlier periods (as more fully explained in the Company’s amendments to the Registration Statement in response to Staff Comment No. 27 below). The subsequent collection of these loans and prepaid costs resulted from China Water’s more aggressive collection efforts subsequent to the reverse merger in 2007.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005, page 105

Results of Operations, page 105

General and Administrative Expenses, page 105

Staff Comment:

27. We note that in 2006 you increased your provision for doubtful accounts receivable by $ 1.0 million with an offset to general and administrative expense. We also note on page F-25 that your provision for doubtful accounts receivable balance as of December 31, 2006 appears to be $274,000. Please describe in greater detail the $1.0 million increase in your in provision for doubtful accounts receivable and disclose where this amount is recorded as of December 31, 2006.

Comment:

In 2006, concerns relating to the collectibility of certain past due trade accounts receivable led China Water to establish an allowance for doubtful accounts. Accordingly, China Water recorded an allowance for doubtful accounts of $274,000 with the offsetting charge to general and administrative expense. In addition, certain loans to unrelated parties and prepaid costs relating to prepayments made to vendors for machinery and inventory were determined to be of no value as the receivables were past due and the machinery and inventory had not been timely received. Accordingly, China Water wrote off those loans and prepaid costs. The charges of $112,000 and $630,000, respectively, were recorded as a charge to in general and administrative expense.

In response to the Staff’s comment, the Company has amended the Registration Statement on page 111 to disclose that China Water charged $0.3 million to general and administrative expense in 2006 as a provision for doubtful accounts receivable and wrote off approximately $0.7 million of loans to unrelated parties and prepaid costs as a charge to general and administrative expense in 2006.

Heckmann Corporation

August 22, 2008

Unaudited Pro Form Condensed Combined Financial Information, page 120

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

Staff Comment:

28. We note that you have increased the number of shares being purchased for $5.00 per share from 30,992 to 32,998. Please update your Unaudited Pro Forma Condensed Combined Balance Sheet to reflect the impact from this change and recalculate the totals in footnotes (a) and (b) on page 123 as they do not appear to be mathematically accurate.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 127-128 to update the Unaudited Pro Forma Condensed Combined Balance Sheet and footnotes (a) and (b).

Heckmann Security Ownership of Certain Beneficial Owners and Management, page 139

Staff Comment:

29. Please incorporate your response to comment 72 of our letter dated July 16, 2008, in the registration statement.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 144-145 to provide updated information concerning the beneficial ownership of its common stock. The Company notes that, based on recent public filings by HBK Investments, L.P. and QVT Financial, L.P., neither currently owns 5% or more of the Company’s common stock and, accordingly, both entities have been removed from the table.

Financial Statements

China Water & Drinks, Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006, and 2007, page F-23

Report of Independent Registered Public Accounting Firm, page F-24

Staff Comment:

30. We note your response to comment 76 of our letter dated July 16, 2008. Please provide the accountant’s report for your wholly-owned subsidiary, Gain Dynasty Investments Ltd. as of December 31, 2006 and for the two years then ended, since Gain Dynasty Investments Ltd. was the entity that was acquired by China Water.

Heckmann Corporation

August 22, 2008

Company Response:

The Company acknowledges the Staff’s comment, and advises that Gain Dynasty was a BVI shell company that was purchased by Mr. Xu Hong Bin on July 5, 2006 and held separately from Olympic Forward Trading Company Ltd. and Olympic Forward’s subsidiaries, Guangdong Taoda and the Taoda Group. In 2007, but prior to the May 30, 2007 share exchange described under “Information About China Water – Corporate History and Background” on page 95, Gain Dynasty became the parent company of Olympic Forward and Olympic Forward became the parent company of Guangdong Taoda and the Taoda Group. On May 30, 2007, China Water consummated the share exchange, pursuant to which Gain Dynasty became a direct wholly owned subsidiary of China Water and Olympic Forward, Guangdong Taoda, and the entities comprising the Taoda Group became China Water’s indirectly wholly owned subsidiaries. Prior to becoming Olympic Forward’s parent company, Gain Dynasty had no assets, liabilities, earnings, or profits and was not part of the operating structure comprised of Olympic Forward and its subsidiaries. Accordingly, no audit report was required for Gain Dynasty as of December 31, 2006 and for the two years then ended.

Consolidated Statements of Stockholders Equity, page F-26

Staff Comment:

31. We note your response to comment 77 of our letter dated July 16, 2008. Please disclose on page 21 that your predecessor company issued dividends in 2006, and expand your footnotes of your consolidated financial statements to describe the nature of the $9,893 thousand dividend that was issued in 2006.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 22 and in Note 14 on page F-49 to the China Water financial statements to provide the requested disclosure.

Note 2. Summary of Significant Accounting Polices, page F-29

Acquisition Consideration payable, page F-34

Staff Comment:

32. We note that the stock subscription payable represents a fixed number of shares of 1,532,578. Please tell us why you believe the stock subscription, payable represents a liability. In your response, tell us how you considered the guidance in paragraph 12.a. of SFAS 150, where a payable settleable with a variable number of equity shares would result in a liability. It is unclear to us, absent any variations in the number of equity shares to be issued, how the stock subscription payable falls within the scope of SFAS 150.

Heckmann Corporation

August 22, 2008

Company Response:

The Company acknowledges the Staff’s comment, and advises that, at December 31, 2007, the stock subscription payable represented a liability in accordance with paragraph 12.a of SFAS No. 150 because, at its inception, the payable represented a fixed monetary amount that was settleable through the issuance of a variable number of shares of China Water common stock. Subsequent to inception of the payable, China Water instead agreed to issue a fixed number of shares of its common stock in settlement of the payable. In July 2008, when China Water issued the shares to settle the payable, China Water reclassified the stock subscription payable to stockholders’ equity in accordance with paragraph 19 of Appendix A of SFAS No. 150, which states “upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability.”

Revenue Recognition, page F-34

Staff Comment:

33. Please provide a definition of an OEM customer.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 100 to provide a definition for the term “OEM” customer.

Shipping and Handling Costs, page F-34

Staff Comment:

34. We note on page 96 that under your distribution model, independent local and regional distributors are required to bear the shipping and handling costs for transporting finished goods from your facilities to the ultimate point of distribution. Please reconcile this disclosure with that on page F-34 that indicates you incur shipping and handling costs related to the movement of finished goods from your warehouse to the customer locations.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 102 to disclose that most transportation and shipping expenses associated with the distribution of China Water’s products are borne by independent distributors. These distributors receive goods from China Water’s production sites and transport the products to their own warehouses or to retailers. In certain instances, as a service to a limited number of its customers, China Water will ship goods when necessary and on a non-recurring basis. In 2007, China Water incurred $123,800 of expense for these shipping and handling services.

Heckmann Corporation

August 22, 2008

Earnings per Share, page F-35

Staff Comment:

35. We note your response to comment 84 of our letter dated July 16, 2008. Regardless of whether impact of excluding the stock subscription payable from basic EPS is material, your policy footnote for EPS should be consistent with the provisions of SFAS 128. Please revise your policy footnote to include the stock subscription payable in basic EPS.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement in Note 2 on page F-36 to revise the China Water earnings per share policy to include the stock subscription payable in basic earnings per share. This change did not affect basic or diluted earnings per share as previously reported.

Note 4. Accounts Receivable, page F-37

Staff Comment:

36. On separate line items, please separately disclose the additions to and deductions from your allowance for doubtful accounts for the fiscal years ended December 31, 2007 and 2006, and for the three months ended March 31, 2008.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement by revising China Water’s December 2006 disclosure to account for additions to the allowance for doubtful accounts (see the Company’s response to Staff Comment No. 27 above) and for reductions to the December 2007 allowance for doubtful accounts (see the Company’s response to Staff Comment No. 26 above). Subsequent to these revised disclosures, the allowance for doubtful accounts roll-forward in Note 4 on page F-38 of the Registration Statement is accurate as presented.

Note 7. Investment in Equity Investee, page F-38

Staff Comment:

37. We do not believe that your response to comment 88 of our letter dated July 16, 2008, provided sufficient objective support for the amount of discount taken against the observable market value. In this regard, please explain in sufficient detail how you objectively arrived at a specific fair value of $3.50 per share. Tell us why you believe it was appropriate to use a valuation that was not performed contemporaneously with the transaction to value the common shares issued to China Bottles.

Company Response:

The Company acknowledges the Staff’s comment, and concurs that the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity pursuant to paragraph 22 of SFAS No. 141. However, paragraph 22 of SFAS No. 141 also provides that adjustments, such as discounts to the quoted market price of equity securities, can be estimated by including the possible effects of price fluctuations, quantities traded, issue costs, and the like (i.e., restrictions as to the securities’ marketability). If the quoted market price is determined not to be the fair value of the equity securities issued, paragraph 23 of SFAS No. 141 states that all aspects of the acquisition, including negotiations, shall be studied and independent appraisals may be used as an aid to determine the fair value of the securities issued. China Water applied this guidance in determining the fair value of the securities issued. China Water considered the following available objective evidence in making its determination that the quoted market price was not the fair value of its common stock at the time of the China Bottles transaction:

•	The equity securities issued to China Bottles were unregistered and as such, restricted as to resale or transferability.

•

The average daily trading volume for China Water’s common stock from the date of its reverse merger (May 30, 2007) to the closing of the China Bottles transaction (August 31, 2007) was less than 500 shares, representing less than 0.001% of China Water’s then outstanding shares of common stock.

•	The price per share paid in cash for China Water’s common stock in connection with its $30 million financing with institutional investors on May 31, 2007 was $1.34.

Heckmann Corporation

August 22, 2008

•

In connection with China Water’s January 24, 2008 $50 million convertible notes financing with institutional investors, the per share valuation of China Water’s common stock was determined to be $4.25 per share. The $4.25 per share valuation was primarily based on the belief of China Water’s management that the stated interest rate of China Water’s notes (7%) was representative of the market rate of interest available to China Water at that time, and therefore the conversion price was determined to be equivalent to fair value.

•	The other reasons noted in the Company’s prior response.

Subsequent to the January 2008 $50 million convertible notes financing, it became clear to China Water that the quoted market price of its stock at the date of the China Bottles transaction did not accurately represent the fair value of its common stock. As a result, China Water’s management finalized their valuation and determined that the realistic fair value of the shares issued in the transaction was $3.50 per share. To further quantify the consideration of the available evidence noted above, China Water arrived at the specific fair value of approximately $3.50 per share through performing a comparable company analysis and applying a discount to the results of that analysis. The discount took into consideration the following:

•	The median 2008 price to earnings multiple of comparable companies was 21.5x.

•	Discounts for Chinese companies that have completed a reverse merger into an OTC-BB shell with little to no liquidity were in the range of 40% - 50% of comparable companies.

At $3.50 per share, China Water was valued at a 48% discount to the comparable companies. China Water determined that $3.50 was a fair value for its shares, which fell within the range of discounts for similar companies based on the objective available data for similarly situated companies.

The initial use of the quoted market price of China Water’s common stock to estimate the fair value at the August 31, 2007 transaction date was based on a preliminary valuation of China Water’s management. At that time China Water did not take into account all of the relevant information as outlined above to discount the quoted market price to a specific objective fair value as permitted by paragraphs 22 and 23 of SFAS No. 141.

Staff Comment:

38. Please tell us why China Water did not file an Item 4.02 8-K to report the restatement related to your investment in equity investee.

Company Response:

The Company acknowledges the Staff’s comment, and advises that China Water became aware of the potential revaluation issue on May 16, 2008 and made its conclusion that the previously issued financial statements should no longer be relied upon on May 20, 2008. The 10-Q was filed on May 22, 2008, which was within four business days of the event. Since substantially the same information required by Item 4.02 of Form 8-K was included in the 10-Q filing referenced above, per General Instruction B.3 to Form 8-K China Water did not file a separate Form 8-K to report the restatement.

Staff Comment:

39. We note from your response to comment 89 that you do not believe that the observable market price of China Water’s stock reflects the effects of price fluctuations, quantities traded, issue costs and the like. Please tell us why you believe the observable market price for China Bottles indeed reflects the fair value of its stock. If you believe the market price reflects the fair value of the stock, explain to us the differences between China Water’s and China Bottles’ share characteristics that result in China Water’s observable market price being more reliable than that of China Water.

Company Response:

The Company acknowledges the Staff’s comment, and advises that it does not believe that the market price for China Bottles reflects the fair value of the China Bottles shares and has clarified its footnote to reflect this determination.

Heckmann Corporation

August 22, 2008

The disclosure with regards to the observable market price for China Bottles common stock was made in accordance with paragraph 20, item b, of Accounting Principles Board (APB) No. 18, The Equity Method of Accounting for Investments in Common Stock (APB No. 18). APB No. 18 states that “for those investments in common stock for which a quoted market price is available, the aggregate value of each identified investment based on the quoted market price usually should be disclosed.” This disclosure was made solely to meet the disclosure requirements of APB No. 18 regarding quoted market price and is not intended to support the fair value of China Bottles’ common stock.

Staff Comment:

40. We note your response to comment 91 of our letter dated July 16, 2008. It appears that the capital stock increased from 55,000,000 on April 3, 2008, not 50,000,000, which appears to have been the number of authorized shares of common stock. Please revise your disclosure on page F-38 to reflect the number of authorized shares of China Bottles consistent with your disclosure on page F-62.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-39 to reflect the number of authorized shares of China Bottles consistent with the disclosure on page F-62. The Company understands that, on April 3, 2008, China Bottles increased its authorized preferred shares from 10,000,000 to 25,000,000 and increased its authorized common shares from 50,000,000 to 175,000,000. Please also see the Company’s answer to Staff Comment No. 45.

Note 12. Related Party Transactions, page F-45

Staff Comment:

41. Please tell us whether you have purchased bottles from China Bottles, and if so, provide the disclosures set forth in SFAS 57 as applicable related to the related party transactions.

Company Response:

The Company acknowledges the Staff’s comment, and advises that China Water does not purchase bottles from China Bottles. China Water does use bottle molding tooling that is manufactured by China Bottles but such tooling is supplied to China Water by its private label customers who continue to own the tooling. Accordingly, SFAS 57 disclosure is not necessary.

Heckmann Corporation

August 22, 2008

China Water & Drinks, Inc. Consolidated Financial Statements for the Three Months Ended March 31, 2008 and 2007, page F-50

Note 2. Summary of Significant Accounting Policies, page F-55

Shipping and Handling Costs, page F-59

Staff Comment:

42. Please disclose the amount of shipping and handling costs that are reflected in selling, general and administrative expenses for each period presented in your March 31, 2008 consolidated financial statements.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages F-59-60 to disclose that total shipping and handling costs reflected in selling, general, and administrative expenses for the six month periods ended June 30, 2008 and 2007 were $59,379 and $16,714, respectively. The Company advises the Staff that, of these amounts, $35,076, representing 2.2% of total selling, general and administrative expenses, was incurred in the first quarter of 2008, compared to $8,933 in the comparable period in 2007, and $24,303, representing 0.9% of total selling, general, and administrative expenses, was incurred in the second quarter of 2008, compared to $7,781 for the second quarter of 2007.

Earnings Per Share, page F-60

Staff Comment:

43. We note from your response to comment 100 of our letter dated July 16, 2008 that you used an interest rate of 7% in your analysis to determine whether the convertible notes would be dilutive or anti-dilutive as of March 31, 2008. We also note on page 99 and F-66 that the interest rate payable with respect to the convertible notes was increased from 5% to 7% per annum on March 31, 2008 as consideration for a reduction in collateral. Please tell us why you used a 7% effective interest rate to determine the interest recorded during the period January 24, 2008 through March 31, 2008 when it appears that interest charge applicable to the convertible debt should have been based on the rate of 5% during this period.

Company Response:

The Company acknowledges the Staff’s comment, and advises that, on March 31, 2008, China Water and the holders of the convertible notes agreed to an amendment to the notes to increase the interest rate payable from 5% per annum to 7% per annum. Under the terms of the amendment, the change in interest rate was given retroactive effect from the date of issuance of the notes. As a result, the interest charge incurred by China Water from the date of issuance was 7% per annum, and that interest rate was used in the calculation.

Heckmann Corporation

August 22, 2008

Note 9. Lines of Credit and Long-Term Debt, page F-64

Convertible Notes Payable, page F-65

Staff Comment:

44. We note your response to comment 103 of our letter dated July 16, 2008. Please tell us how you considered the guidance in footnote 3 of paragraph 5 of EITF 98-5 in determining whether to record a beneficial conversion feature related to your convertible notes payable.

Company Response:

The Company acknowledges the Staff’s comment, and advises that China Water considered the guidance in footnote 3 of paragraph 5 of EITF 98-5 in relation to the fair value of its common stock as follows (outlined based on the guidance in footnote 3 of paragraph 5 of the EITF):

•

“The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

China Water’s public float was believed to be less than 150,000 shares, or approximately 0.17% of China Water’s then outstanding shares of common stock. In addition, previous negotiated transactions with sophisticated investors involving China Water’s common stock between willing parties had never been executed at an amount greater than $4.25 per common share.

•

“Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted market price should not be adjusted to reflect transferability restrictions, large block offers, avoided underwriter’s fees, or time value discounts.”

The average daily trading volume of China Water’s common stock from the reverse merger to the commitment date (the date at which to measure the beneficial conversion feature, if any) was less than 500 shares, representing less than 0.001% of China Water’s outstanding shares of common stock. As a result, China Water’s common stock is not believed to be traded in an “active” market.

•	“If a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances.”

Although a quoted market price for China Water’s common stock was available, for the reasons above, China Water did not believe that the quoted market price reflected a realistic fair value of its common stock. As a result, the best information available in the circumstances to determine fair value was considered to be the value assigned in the transaction through arms-length negotiations with the institutional investors that participated in the convertible note offering.

Heckmann Corporation

August 22, 2008

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements, page F-84

Staff Comment:

45. We note that China Bottles has received a separate comment letter from the staff of the Division of Corporation Finance dated June 20, 2008. Please revise the financial statements of China Bottles that are included in your Form S-4 to address the comments of that letter.

Company Response:

The Company acknowledges the Staff’s comment, and advises that it is the Company’s understanding that China Bottles has filed a Current Report on Form 8-K that includes restated financial statements for its fiscal years ended December 31, 2006 and 2007 that comply with the June 20, 2008 comment letter. Furthermore, the Company understands that China Bottles has filed its Quarterly Report on Form 10-Q containing interim financial statements for the six month periods ended June 30, 2006 and 2007, which China Bottles has advised are also in compliance with the June 20, 2008 comment letter. In response to the Staff’s comment, the Company has amended the Registration Statement to include the restated financial statements of China Bottles for 2006 and 2007 and the interim financial statements of China Bottles for the applicable six month periods in the form filed by China Bottles.

Staff Comment:

46. We note that the index on page F-2 asserts that the consolidated financial statements for China Bottles for the three months ended March 31, 2008 are presented. However, we could not locate the interim financial statements for China Bottles. Please tell us how you considered the guidance in Rule 10-01(b) of Regulation S-X in determining the presentation of interim financial information for China Bottles.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement beginning on page F-106 to provide the interim financial statements of China Bottles as of June 30, 2008 and 2007 and for the six month periods then ended in the form filed by China Bottles.

Heckmann Corporation

August 22, 2008

Consolidated Balance Sheet, page F-85

Staff Comment:

47. We note on page F-49 under Conversion of Equity Investee Preferred Stock to Common Stock” that on March 7, 2008 China Bottles’ Board authorized the increase in China Bottle’s authorized preferred stock from 10,000,000 to 25,000,000. We also note on China Bottle’s December 31, 2007 consolidated balance sheet on page F-85 that 50,000,000 preferred shares are authorized. Please revise to clarify your disclosure.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page F-87 to clarify the disclosure. Please also see the Company’s response to Staff Comment No. 45.

Note 8. Property, Plant and Equipment Net of Accumulated Depreciation, page F-94

Staff Comment:

48. We note on page F-95 where you disclose that your depreciation expense for the year ended December 31, 2007 was $1,822, 256. We also note in your statements of cash flows on page F-88 that your depreciation expense is stated as $27,015. Please provide us with a reconciliation between the two amounts and tell us where the remaining $1,795, 241 of depreciation expense is included in your December 31, 2007 statement of cash flows.

Company Response:

The Company acknowledges the Staff’s comment, and notes that the depreciation expense disclosed in Note 8 of the financial statements included in China Bottles’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (and which are included in this Amendment) has been corrected to agree with the depreciation expense reported on the statements of cash flows for the year ended December 31, 2007. The Company understands that, initially, the balance of accumulated depreciation for the year ended December 31, 2007 was erroneously reported in Note 8 as depreciation expense for the year ended December 31, 2007

China Water & Drinks. Inc. Form 10-K for the Fiscal Year Ended December 31, 2007

Staff Comment:

49. Please revise the certifications of your Principal Executive Officer and Principal Financial Officer filed in Exhibit 31 to conform to the certifications set forth in Item 601(b)(31).

Heckmann Corporation

August 22, 2008

Company Response:

In response to the Staff’s comment, China Water has confirmed that it will revise the certifications of its Principal Executive Officer and Principal Financial Officer filed in Exhibit 31 to its Form 10-K for the year ended December 31, 2007 to conform to the certifications set forth in Item 601(b)(31) of Regulation S-K.

* * * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely, Heckmann Corp.

By:	/s/ Donald G. Ezzell
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP
Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)